

Orbis
Grupa Hotelowa

Warsaw, 2006-07-05

United States Securities and Exchange Commission
Washington D.C. 20549
USA

ORBIS SA

ul. Bracka 16
00-028 Warszawa, Polska
Tel.: (+48 22) 829 39 39
Fax: (+48 22) 827 33 01
E-mail: orbissa@orbis.pl

Infolinia:
0 801 606 606, 0 502 805 805
www.orbis.pl, www.orbisonline.pl

zarejestrowana w Sądzie Rejonowym
dla m.st. Warszawy,
XII Wydział Gospodarczy,
KRS Rejestr Przedsiębiorców 0000022622,
NIP 526-025-04-69,
Nr konta: BH S.A. I O/W-wa
04 1030 1508 0000 0005 0301 6001

Sofitel
Novotel
Mercure
Ibis
Orbis Hotels
Etap

Ref.: 82-5025

Dear Sirs,

Please find enclosed the text of the Current report no 17/2006.
Best regards

Krzysztof Gerula

I Vice-President

Current report no 17/2006

The Management Board of "Orbis" S.A. hereby informs that the following shareholders held at least 5% of the total number of votes at the Annual General Meeting of Orbis S.A. Shareholders held on June 28, 2006:

1) ACCOR S.A., which represented 16 394 151 votes out of the aggregate number of 26 460 176 votes represented at the above mentioned General Meeting.
The number of 16 394 151 votes represented by ACCOR S.A. at this General Meeting of Shareholders accounted for 61.957831% of the total number of 26 460 176 votes represented at the said Meeting.
The number of 16 394 151 votes represented by ACCOR S.A. at this General Meeting of Shareholders accounted for 35.579895% of the total number of 46.077.008 votes carried by all shares issued by "Orbis" S.A.

2) Commercial Union OFE BPH CU WBK, which represented 3 500 000 votes out of the aggregate number of 26 460 176 votes represented at the above mentioned General Meeting.
The number of 3 500 000 votes represented by Commercial Union OFE BPH CU WBK at this General Meeting of Shareholders accounted for 13.227425% of the total number of 26 460 176 votes represented at the said Meeting.
The number of 3 500 000 votes represented by Commercial Union OFE BPH CU WBK at this General Meeting of Shareholders accounted for 7.595979% of the total number of 46.077.008 votes carried by all shares issued by "Orbis" S.A.

3) ING Nationale – Nederlanden Polska Otwarty Fundusz Emerytalny, which represented 3 200 000 votes out of the aggregate number of 26 460 176 votes represented at the above mentioned General Meeting.
The number of 3 200 000 votes represented by ING Nationale – Nederlanden Polska Otwarty Fundusz Emerytalny at this General Meeting of Shareholders accounted for 12.093646% of the total number of 26 460 176 votes represented at the said Meeting.
The number of 3 200 000 votes represented by ING Nationale – Nederlanden Polska Otwarty Fundusz Emerytalny at this General Meeting of Shareholders accounted for 6.944895% of the total number of 46.077.008 votes carried by all shares issued by "Orbis" S.A.

4) Societe d'Exploitation Hotek Polska Spółka z o.o., which represented 2 303 849 votes out of the aggregate number of 26 460 176 votes represented at the above mentioned General Meeting.
The number of 2 303 849 votes represented by Societe d'Exploitation Hotek Polska Spółka z o.o. at this General Meeting of Shareholders accounted for 8.706854% of the total number of 26 460 176 votes represented at the said Meeting.
The number of 2 303 849 votes represented by Societe d'Exploitation Hotek Polska Spółka z o.o. at this General Meeting of Shareholders accounted for 4.999997% of the total number of 46.077.008 votes carried by all shares issued by "Orbis" S.A.